#127

04024652

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Entura Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 4335 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/30/04

Enterra Holdings Ltd.



2002 Annual Report

Enterra Holdings and Golder Associates

Enterra Holdings Ltd. is the holding company of Golder Associates Corporation, which is its primary asset. Golder Associates Corporation, through its international operating companies, provides engineering and environmental consulting services, as well as selective contracting, to over 2,500 clients around the world.

The first Golder Associates company was founded in Canada in 1960; since then, the group of firms has grown to become one of the largest, truly global earth science and environmental groups in the world. Our 2,700 engineers, scientists and support staff work in over 90 offices in 26 countries throughout Africa, Asia, Australia, Europe, North America and South America. We pride ourselves in our technical, geographical and cultural breadth as well as our reputation for providing quality service. We service client organizations which operate in mining, land development, transportation, manufacturing, oil and gas, the public sector, legal and financial services, power, waste management, forestry, agriculture, and water resources.

The technical resources and geographical breadth of Golder Associates allows us to effectively deliver projects of any scale at the local, national and international levels.

Golder Associates is unique. The dedication of our people to the Company and our clients is demonstrated by the fact that we are privately held with approximately 1,200 employee shareholders.

We are committed to being the best company of our kind in the world. A company that:

→ Provides a rewarding environment for our people
→ Delivers quality and value to our clients
→ Delivers consistently superior return to shareholders
→ Deserves and receives the respect of the community

2002 Highlights

SELECTED FINANCIAL DATA

Gross Revenues (thousands of US$)



187,539
202,407
221,487
231,365
257,667
1998
1999
2000
2001
2002

Net Revenues (thousands of US$)



131,073
141,685
150,855
164,887
182,501
1998
1999
2000
2001
2002

Operating Debt to Shareholders' Equity (%)



39.5
24.7
16.4
18.8
20.0
1998
1999
2000
2001
2002

PER SHARE DATA *(Reflects 5 for 1 share split in January 2002)*

Net Income/Share (US$)



0.41
0.81
0.94
0.66
0.33
1998
1999
2000
2001
2002

Book Value/Share (US$)



8.32
9.18
9.66
9.88
10.45
1998
1999
2000
2001
2002

Price/Share (US$)



9.77
10.73
11.35
12.13
12.65
1998
1999
2000
2001
2002

SHAREHOLDERS AND EMPLOYEES

Number of Shareholders



818
786
905
984
1,222
1998
1999
2000
2001
2002

Number of Full-Time Employees



1,836
1,921
2,205
2,386
2,674
1998
1999
2000
2001
2002

% Employee-Shareholders



44.6
40.9
41.0
41.2
45.7
1998
1999
2000
2001
2002

Letter to Shareholders

The year 2002 was one of contrasts, variability and global uncertainty. Overall there was strong growth in revenue and we continued to expand geographically. All of the operations were profitable, with the European, Asia Pacific and South American operations meeting or exceeding financial expectations. The uncertain economic and political climate in North America, particularly in the U.S.A, had an impact on the profitability of these operations.

In 2002, the total number of employees increased by 225 people to 2,925 worldwide. The growth in staff was highest in our Asia Pacific region due to the aquisition of a South African firm. The European and South American operations each grew by more than 10 percent while growth in the number of staff in North America was more modest. During the year our 1,220 shareholders purchased 483,000 EHL shares and share demand strongly exceeded supply at year end.

Merger and acquisition activity remained strong in 2002 with the addition of Labno Environmental, Inc. (Minnesota, U.S.A.); Environmental Health Professionals Ltd. (Alberta, Canada); and Wates, Meiring and Barnard (South Africa) to Golder Associates. In addition, we expanded to three additional countries: Denmark, Spain and South Africa.

In 2002 there was continued focus on training and communications which included expanding "Golder U" and the creation of our Shareholder web page. Our attention to our people was rewarded by national recognition in both Canada and the U.S.A.

Improvements in our business processes were achieved with respect to information management, accounting systems upgrades and continued focus on our Quality and Risk Management programs.

The EHL Board of Directors embarked on an update to our Strategic Plan during the year with the major themes ***"Market Focus and Sustainability."***

From a client perspective there was continued focus on market sectors, Client Service Teams, client satisfaction surveys and promotional activities. The commitment by the Board to involve market sectors in the development and management of corporate strategy was particularly relevant.

In 2002, gross revenues were increased by 11.4 percent to US $257.7 million, while net revenue increased by 10.7 percent to US $182.5 million. Operating income decreased by 40.0 percent, from US $10.0 million to US $6.0 million. Some of the challenges with profitability in 2002 were mitigated by positive currency adjustments and property sales in Australia and Canada.

Insurance issues continued to be a significant challenge in 2002 related to the liquidation of our Professional Indemnity insurance carrier in North America, Reliance Insurance Company, the previous year. The extraordinary reserve to fund this potential liability was increased by US $3.5 million during the year.

Despite this provision and localized challenges with respect to profitability, the company provided an annual return to shareholders of 11 percent for 2002 which is considered to be more than respectable in the current business climate.

Frederick W. Firlotte

President of Enterra Holdings Ltd.

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at 4260 Still Creek Drive, Suite 500, Burnaby, B.C., Canada on the 4th day of November 2003 at 4:30 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2002, together with the report of the auditors thereon.
3. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
4. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and mail their proxies on the form enclosed even though they may plan to attend the meeting. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote in person on all matters brought before the meeting, as described more fully in the Proxy Statement.

DATED at Mississauga, Ontario the 3rd day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

J.R.Schultz, Secretary/Treasurer

2390 ARGENTIA ROAD, MISSISSAUGA, ONTARIO L5N 5Z7
TELEPHONE (905) 819-0600 FAX (905) 819-9922

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 4th day of November, 2003 at 4:30 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 3, 2003.

If the enclosed Proxy Request form is properly executed and returned the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 3, 2003 in order to be voted at the AGM. A return envelope has been enclosed for your convenience.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 3, 2003 the Company had a total of 5,074,295 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election and qualification of their successors at the next AGM. The President and the operating company heads are automatically included on the list by virtue of their office but have to be re-elected annually. In order to optimize the performance of the Board and provide enhanced continuity, the Board of Directors has determined that At-large Directors will serve for a term of 3 years; however, under the New Brunswick Business Corporations Act, each Director is re-elected annually.

It is proposed that the candidates indicated will stand for election to serve the terms noted below:

NAME & MEMBER OF	DIRECTOR SINCE	POSITION WITH GOLDER ASSOCIATES	TERM EXPIRING
Firlotte, F.W. (2) (3)	1999	President, Ex Officio	
Conlin, B.H. (3)	1999	Regional Director; President, Golder Associates Ltd.	
Fraser, R.A. (2) (3)	1999	Regional Director; Managing Director, Golder Associates Pty. Ltd.	
Jarre, P. (3)	1999	Regional Director; Managing Director, Golder Associates Europe Ltd.	
Thompson, S.R. (3)	1998	Regional Director; President, Golder Associates Inc.	
Brown, M.L. (1) (4)	2001	Principal - Seattle, Washington	2004
Brumund, W.F. (2)	1997	Principal - Atlanta, Georgia	2004
Ervin, M.C.	-----	Principal - Melbourne, Australia	2006
Kellestine, W.M. (2) (4)	2002	Principal - London, Ontario	2005
McKeown, G.S. (1) (2)	2001	Principal - Calgary, Alberta	2004
Shelley, L.W. (1) (2)	1997	External Director	2004
Swinick, P.P. (1)	2002	Principal - Cherry Hill, New Jersey	2005
Szerencses, E.	-----	Principal - Budapest, Hungary	2006

****

(1) Member of Audit Committee
(2) Member of Finance and Risk Committee
(3) Member of Management and Strategy Committee
(4) Member of Governance and Compensation Committee

CONFIRMATION OF FINANCIAL STATEMENTS

The 2002 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2002 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2002 financial statements of the Company by the Shareholders.

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2003.

THE BOARD OF DIRECTORS

K. Been
M.L. Brown
W.F. Brumund
B.H. Conlin
F.W. Firlotte
R.A. Fraser
P. Jarre
W.M. Kellestine
G.S. McKeown
L.W. Shelley
C.F. Swindells
P.P. Swinick
S.R. Thompson



2002 HIGHLIGHT NEW CALEDONIA MINE PROJECT

A Golder project team of 30+ employees working in the client's office in Brisbane carried out detailed design of the mine and all facilities for a nickel project in New Caledonia. Staff from various offices in Canada, Australia and New Zealand were mobilized, with up to 12 Golder offices being represented at one time. The spread of our offices allows Golder to mobilize significant capacity and language capability.



Regional Operations: Asia Pacific

2002 was an excellent year for Golder in the Asia Pacific region, with all offices being busy, leading to record revenue and profit levels.

Financial: Our revenues increased by over 10 percent on last year and our profit (including the regular income from our property holdings) also increased by over 10 percent. The capital gain from the sale of 25 Burwood Road in Melbourne was an added bonus of US $750,000.

The Goro nickel project consumed much of our time, and while it depleted our resources in some offices, it contributed a steady base workload.

Our profitability target was exceeded and the Work In Progress (WIP) target of US $1.2 million was met. However, our 60+ day receivable target still eluded us, despite a reduction in percentage terms.

Client: We added to the depth and range of services this year as we welcomed the Wates Meiring & Barnard (WMB) group in South Africa to Golder Associates. The new company, Golder Associates Africa (Pty) Ltd., provided a major African based presence to continue to expand our services within the mining industry, as well as energy/power, manufacturing and solid waste opportunities. Our merger with MSM Engineering also expanded our capability.

We implemented some targeted market expansion with the development of a BioQual laboratory, and a regional water treatment team was coordinated through the Bangkok office.

The Mining sector has been actively driving the Client Service Team approach to their business and this has led to increased business for the sector.

We were successful in winning four excellence awards.

Client satisfaction monitoring showed that we rate best on technical quality and understanding the requirements of the brief, but have work to do on timing of deliverables.

Internal: Improving communication was an important goal for the region. This, along with employee training, performance reviews, career development and mentoring were key factors requiring improvement based on the Staff Satisfaction Survey in 2001.

In line with our goal of streamlining and improving information systems, GAPnet was launched as our Australian company intranet site. We also launched the Project Information System (PINS), and the Virtual Private Network (VPN) and network hubs were upgraded.

The Golder Associates Integrated Management System (GAIMS) was drafted for worldwide implementation.

People: This year saw the number of employees increase from 317 at the end of 2001, to 348 at the end of 2002—organic growth of 9 percent for the year. This, along with employees in South Africa and the Brisbane MSM merger produced a 30 percent increase in staff overall for the year. The integration of these people into the region will be a priority for 2003.

The Personal Performance and Development Program was developed and implemented, along with the Graduate Development Program, as part of Golder's Career and Professional Development Program. The development of all employees through training continued to be an important factor in achieving both business goals and the goals of the individuals this year. The "Golder aUs" program focussed on Golder 101 and Project Management in 2002.

The International Employee Exchange Program continues to be a successful initiative for both Golder and the individuals participating. The transfer of skills and knowledge between offices and increased networking between Australia and overseas operations has been a strong by-product.

2002 HIGHLIGHT ANTAMINA TAILINGS IMPOUNDMENT FACILITY PROJECT

The world-class Antamina tailings impoundment facility is the first with a rockfill tailings dam that uses a concrete face on its starter dam portion. Upon completion, the dam will attain a height of 240 m, making it one of the highest in the world.

BHP-Billiton, Noranda Inc., Teck Cominco, and Mitsubishi Corporation are developing the 570 Mt tailings facility for the 70,000-tpd Antamina copper-zinc open pit mine in the high Andes of Peru, in a high-risk seismic zone.



Regional Operations: Canada

Golder Associates Ltd. grew by 14 percent in 2002, with net revenues of US $67.2 million. Our aggressive hiring earlier in the year outpaced our ability to generate the required revenue; in the second half of the year, the company made a concerted effort to improve office chargeability to put the company "back into balance". This effort narrowed the gap, resulting in 2002 income before interest, bonuses and taxes of approximately US $5.7 million, which represented a 9 percent return on fee revenue. Highlights for the year included the completion of a merger with EHP, an Alberta-based environmental health and safety consulting firm and the acquisition of Surfex, a pavement design, inspection and evaluation operation in British Columbia. Golder Institute was spun-off from "Golder U" as a separate business unit to focus on our clients' training needs. **For the third year, we were named one of the 50 Best Managed Companies in Canada and for the second year, were recognized as one of the 50 Best Employers to Work For in Canada.**

Finance: Significant issues that impacted these financial results were:

→ Increased hiring outpaced revenue generation;

→ Good revenue contribution from Calgary, Ottawa, Edmonton, London, and Castlegar operations;

→ Strong growth and profitability in our contracting businesses (GAIA and Paste Tech);

→ Accounts receivable, days sales outstanding, improved slightly, at 84 days.

Client: Revenue from key clients was US $24.8 million, representing 23 percent of total revenue. We continued to focus on building relationships with our key clients by spending more time with them. We conducted over 130 key client interviews in 2002, which provided invaluable performance feedback. As well, these interviews assist us in identifying future business opportunities. Initiatives undertaken were:

→ Identified key local, national and international clients in each office;

→ Encouraged senior staff participation in conducting key client interviews;

→ Initiated a campaign to spend more time with clients;

→ Provided management support to the market sector leaders;

→ Maintained client service teams;

→ Included client presentations at board and management team meetings;

→ Hosted client receptions at most offices.

Internal: The ability to deliver high quality service in a timely manner is key to meeting and exceeding our clients' expectations. Initiatives undertaken to improve business processes included:

→ Quarterly project management protocol compliance audits conducted in all offices across Canada (90 percent compliance to project/quality management protocol achieved);

→ Commitment to improved inter-office teamwork;

→ Continued training for staff and project managers on our accounting system, BST development and enhancement of information systems.

People: Employee engagement is directly related to our financial performance. In 2002, we continued to focus on our people through training and personal development. People initiatives undertaken included:

→ Actively supported internal and external training;

→ Committed to conduct goal setting sessions for all employees;

→ Provided tuition reimbursement to select employees in furthering their formal education;

→ Encouraged Principals to prepare personal leadership strategies;

→ Supported the International Employee Exchange Program.



2002 HIGHLIGHT PAKS NUCLEAR POWER PLANT PROJECT

The Hungarian office, with technical support from Canada, England, Germany and the United States, has significantly participated in the final disposal program of low and medium activity radioactive waste: both in geologic research (in supervising on-site research, in conducting tests on monitoring wells and in modeling hydrogeology) and in safety analysis. Recently we signed a general research contract for the period of 2001-2005, with Golder's share expected to reach US $2.2 million in 2003.



Regional Operations: Europe

Financial: 2002 was our best year ever in Europe, as we experienced an average 10 percent growth in revenues, with Finland and Hungary exceeding 35 percent and Germany and Italy 20 percent. Earnings before incentive compensation and taxes for the year was US $2.4 million or 8.5 percent on fees.

We are represented in the European marketplace by 8 operating companies working from 17 offices, which generated US $39.8 million in 2002. We also use a pan-European operating company, Golder Associates Europe Ltd. (GAE), to serve selected international clients.

Most of Europe has been experiencing an economic downturn over the last two years, and we expect this to continue at least through 2003. Consequently, some major investors are postponing their projects and we have experienced the inevitable negative impact in some countries. To balance this impact, we are focussing on business development in other countries.

Client: Clients in most of our market sectors are facing new challenges in their business due to excess production capacity and increasing regulations such as the Waste Directives. More specifically:

→ Power and Manufacturing clients experienced difficulties, and as a result our revenues declined slightly in the first quarter. However, work on nuclear waste repositories in Hungary and other countries counter-balanced this trend;

→ Continued investment in time and people for the Oil & Gas sector, but with an overall commitment to cut costs;

→ Continuing growth of European Union. Investments in EU accession countries.

Our market sector leaders led sector-focused development through sales calls, technical papers, market sector conference calls, Client Service Team participation and relevant external conferences. We have concentrated our business development actions around selected key clients and currently over 50 percent of our revenues are earned through 10 clients in every operation. In addition, our initiative to access EU funds through Hungary and Romania has proven successful.

Internal: The September Principals and Associates (P&A) meeting proved to be a pivotal event in our European history, which resulted in the commitment to a 3-year plan of growth and integration. First targets are growth in the UK, Spain and France, and common ISO9001 and ISO14001 accreditation under the Golder Associates Integrated Management System. ISO9001 certification will be complete in most offices by the end of 2003. We are also committed to completion of the common IT and accounting systems across Europe.

We opened new offices in Madrid and Copenhagen, and our staff figures exceeded 400 for the region.

People: We met our ambitious training plan through "GolderU" European Investing in People Team with strong support from Canada. All operations provided training on Risk Management and Project Management, and local language training was undertaken for environmental auditing, investigations and Health & Safety. The GAE Board of Directors was trained on Mergers & Acquisitions issues and market sector leaders in Contract and Risk Management procedures. Training for P&As was focussed on top-line growth.



2002 HIGHLIGHT PETROBRAS OIL TERMINAL AND PIPELINE PROJECT

Golder associates performed extensive environmental support for Petrobras' Oil Terminals and related land and submarine pipelines located in Guanabara Bay, Rio de Janeiro, Brazil, on Ilha d' Água (Water Island) and Ilha Redonda (Round Island). The work included the planning and execution of a Social-Environmental Program, along with a Social Risk Communications Plan for the pipeline corridors between the terminals and the local refinery.



Regional Operations: South America

Our operating companies in South America continued to develop in 2002, increasing revenue and our ability to provide service to clients in this important region.

Financial: The significant growth potential of the South American region continues to be impacted by adverse external factors. The global economy has failed to recover in the wake of protectionist trade policies in some countries and serious political uncertainties in the Middle East. This situation has resulted in a depressed demand for commodities, effectively suppressing growth in the South America region. Overall growth in Gross National Product (GNP) in South America was negative in 2002, although Brazil, Chile and Peru managed to achieve marginally positive numbers.

Crises in Argentina and Venezuela, together with uncertainty in Brazil over the election of a new President, resulted in currency devaluations, which, in the case of Brazil, amounted to exchange rates with respect to the US dollars, some 25 percent below 2001 values.

In spite of the stagnant economies of the region, growth of Golder Associates operations in South America, continues to be extremely robust. Our local operating companies managed a growth in net revenue, measured in local currencies, of 30 percent over the previous year. This allowed us to achieve an 8 percent growth in revenue over the previous year, in spite of devaluations. The operating companies in the region achieved a satisfactory overall profit for the third successive year.

Long term economic prospects for the region are extremely good, with Brazil, Chile and Peru all expected to achieve growth in GNP of about 4 percent per annum in the period to 2010. A general recovery in the global economy will be necessary to realize this growth. In the short term, positive indicators for our business in South America come from the gold price managing to maintain its 25 percent improvement over 2001 lows, and the current high oil price which encourages investment in the Oil and Gas sector. In addition, the serious currency devaluations that have occurred over the past few years in Brazil and Argentina have lowered the cost of manufacturing and mine production in these countries.

Client: The Mining sector remains our most important client sector, providing 61 percent of our revenue in the region in 2002. Important projects were carried out for international and regional mining companies at Antamina, Alto Chicama, Veladero, Los Pelambres and at Carajas. We extended the range of services provided to our mining clients by transferring Ore Evaluation capability to our Santiago office at the end of 2002.

We continue to diversify our client base in the region and in 2002 we successfully increased non-mining sector work from 25 percent to 39 percent of our total revenue, thus reducing our dependency on the Mining Sector. In 2002 we carried out a significant waste management project in Salvador, Brazil, environmental and geotechnical studies related to the Camisea pipeline project in Peru, and risk assessment and remediation projects in the Oil and Gas sector in Brazil.

Internal: In 2002, office relocations to accommodate our growth took place in Lima, Rio de Janeiro, Saô Paulo and Belo Horizonte. The Scala accounting system was installed in Lima, Peru.

People: Staff transfers and exchanges between South America and our mature operating regions have assisted in the development and training of our personnel, as has the development of "Golder U" courses in local languages. A staff mentoring program was started in Brazil and this will be extended into other operations in the region in 2003.

At the end of 2002 we had 150 full time staff in the South America region. Siegfried Arce and José Virgili became the first South American Principals of Golder Associates and Alberto Coppede Jr., Rafael Davila and Luiz Ojima became Associates. A new office manager was appointed in Saô Paulo and new directors were appointed to Managing Boards in Brazil and Chile.

2002 HIGHLIGHT SAN ROQUE MULTI-PURPOSE PROJECT

Water and Power are two of the most critical issues to a city's growth and sustainability. Golder was part of a large team providing tunnel, rock slope, and seismic design and on-site construction services for a 345-megawatt hydroelectric facility located in Pangasinan Province, Luzon Island in the Philippines. At a construction cost of US $800 million, the San Roque Multipurpose Project is one of the most significant BOT/Design-Build projects ever completed.



Regional Operations: United States

Golder Associates Inc.'s (GAI) strategy is to become the most respected ground engineering and environmental services firm in the United States by driving multi-sector market penetration from our existing geographic locations. This is being achieved primarily through organic growth over the next two years, supported aggressively by a national market sector structure and enhanced inter-office cooperation. In 2002 we began the process by establishing and maintaining at least three strong market sectors in each of our offices. This diversification of services is being achieved through focused sales efforts and client development, driven by the market sector leaders. Larger offices serve as resources for this process, providing administrative and technical support.

Financial: Following five consecutive years of year-over-year gains in operating performance, GAI encountered a very challenging economic environment in 2002. Virtually all of the economic indicators in the United States were down significantly while unemployment reached its highest level in ten years. As a result, GAI did not meet 2002 budget expectations. However, its performance was consistent with industry norms in the United States and we continued to make a significant contribution to the Golder Associates group of companies. While operating income was down in 2002, net revenues were up 1.3 percent in comparison to 2001. GAI's labor multiplier improved and days sales outstanding showed a slight decrease. Total sales (labor) in 2002 rose by US $3 million over 2001; this is the first rise in annual sales that has been realized in the past three years.

Client: Market sector leadership and its connection with office and company management was significantly strengthened in 2002. A greater emphasis has been placed on sales and top line development by focusing on strategic planning, key client development, and by conducting in-depth key client satisfaction surveys.

Client initiatives included the implementation of a strategic planning committee of the GAI Board of Directors (StratComm) that supported office and sector strategic planning efforts. A new Vice President of Client Service position was created with responsibility for managing the market sector leaders and enhancing key client development. GAI focused on developing work and clients in market sectors that offered the greatest opportunity for long-term growth and profitability. All of these efforts were aimed at further developing a company-wide client development culture.

Internal: Maintaining a focus on operational excellence was the primary driver for GAI's internal objectives for 2002. A major accomplishment was the corporate level project management audits that were completed at all office locations which included a review of over 350 projects. Following the audits, individual office action plans were prepared to address any areas that needed improvements. These efforts led to a more pro-active approach to managing our business and technical risks.

People: GAI was very active in 2002 in addressing People initiatives. Primary achievements were expanding the number of courses and training hours carried out via "Golder U(SA)"; full implementation of the GAI Mentoring Program; and the introduction of a formal company-wide recruitment and hiring program.

At the end of 2002, GAI was well positioned to weather continued softness in the national economy and to have a successful 2003. Expectations are that GAI will resume its history of improving on its year-over-year performance.

Management Discussion & Analysis

REVENUES

Over the past 10 years, gross revenues have doubled reaching $257.7 million in 2002. Net revenues for 2002 were $182.5 million exceeding 2001 net revenues by approximately $17.6 million or 10.7 percent. *(Chart A)* This growth was largely internal; however, the addition of Labno Environmental, Inc. in June, Golder Associates Africa (Pty) Ltd. in August and Environmental Health Professionals Ltd. in November did contribute $2.2 million of net revenues for the year. The overall increase in net revenues coupled with a higher net revenue multiplier resulted in net project income of approximately $123.0 million representing an 11.5 percent increase over 2001. The net revenue multiplier, determined by dividing net revenues by direct labor, continued to increase on a year-over-year basis as it has in the past five years. *(Chart B)*

CHART A
Net Revenues (thousands of US$)



131.0
141.7
150.9
164.9
182.5
1998
1999
2000
2001
2002

CHART B
Net Revenue Multiplier



2.80
2.94
2.99
3.02
3.07
1998
1999
2000
2001
2002

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses increased by approximately $16.7 million or 16.7 percent over 2001. *(Chart C)* Overall labor utilization, which is determined by dividing total salaries into direct labor, declined by 3.0 percent in 2002 which accounted for over $3.0 million of the increase in SG&A expenses. Efforts are underway in 2003 to return labor utilization to historical levels. Employee benefit costs, particularly those in the U.S.A., rose dramatically in 2002. In addition, higher insurance and amortization costs as well as a continuing investment in training also contributed to the increased level of SG&A expenses in 2002.

CHART C
SG&A Expenses (thousands of US$)



78.2
85.7
91.8
100.3
117.0
1998
1999
2000
2001
2002

OTHER EXPENSES

Interest expense in 2002 continued to trend downward and was $0.2 million lower than in 2001. *(Chart D)*

During the year, the Company sold properties in Melbourne, Mississauga and Sydney and realized a cumulative gain of $1.5 million.

CHART D
Interest (thousands of US$)



2.1
1.6
1.6
1.4
1.2
1998
1999
2000
2001
2002

The loss on foreign exchange of $0.2 million was largely attributable to the devaluation of South American currencies and, in particular, the Brazilian real.

Also included under other income and expense was an extraordinary provision of $3.5 million. This relates to claims made during the policy period with the Reliance Insurance Company (Reliance), which was placed in liquidation by the Commonwealth Court of Pennsylvania in October 2001. This provision was in addition to the provision of $4.0 million in 2001 and in total, represents management's best estimate of the amount required to fund the applicable costs of defense, as well as any potential adverse settlements or judgments.

INCOME TAXES

Income tax expense, expressed as a percentage of income before income taxes, produced an effective tax rate for the company which was 42.9 percent in 2002 compared to 43.3 percent in 2001. Future income tax expense in 2002 is shown as a reduction of current income tax expense and reflects the tax impact of the additional provision for the Reliance liquidation. This expense is deducted for financial statements purposes, but would only be deducted for tax purposes if payments are made.

EBITDA AND NET INCOME

Excluding the provision for the Reliance liquidation, EBITDA (earnings before interest, taxes, depreciation and amortization) decreased by approximately $2.3 million or 15.7 percent when compared to 2001. This represents a 6.9 percent return on net revenues in 2002 and compares with 9.0 percent in 2001 and 8.6 percent in 2000. This decrease was largely attributable to the decline in labor utilization and higher overhead costs.

Net income for the year was $1.7 million which compares with $3.3 million of net income reported in 2001. *(Chart E)* Earnings or net income per share were $0.33 compared with $0.66 in 2001.

CHART E
Net Income (thousands of US$)



2.0
4.0
4.6
3.3
1.7
1998
1999
2000
2001
2002

LIQUIDITY AND EXCHANGE RISK

Cash flow from operating activities is impacted most significantly by net income, amortization of capital assets and the increase or decrease in the Company's investment in accounts receivable and work in progress. The Company was able to generate $2.4 million in cash flow from operating activities during the year compared with $6.2 million in 2001. In order to help finance the 10.7 percent increase in accounts receivable and work in progress over 2001 *(Chart F)*, the Company's bank borrowings increased by approximately $1.4 million in 2002.

CHART F
Year-End Receivables and WIP (thousands of US$)



58.5
56.4
62.4
67.6
74.8
1998
1999
2000
2001
2002

Significant investments made during the year included the purchase of capital assets amounting to $8.4 million, the acquisition of Environmental Health Professionals Ltd. in the amount of $0.9 million and the investment in Golder Associates Africa (Pty) Ltd. in the amount of $2.1 million. During the year, the Company issued 125,000 treasury shares of which 46,605 were issued for cash of $0.6 million and the remainder were issued as consideration in connection with the formation of Golder Associates Africa (Pty) Ltd. and the acquisition of

Environmental Health Professionals Ltd. Proceeds from the sale of land and buildings amounted to $4.2 million. These proceeds were used to repay mortgage debt and to fund other working capital needs. The Company believes that existing credit facilities together with cash flow from operating activities will be sufficient to meet liquidity and capital requirements in 2003.

The Company's financial position is impacted by movements in foreign currency exchange rates. As of December 31, 2002 and 2001, exchange rates used to convert to US dollars were as follows:

	2002	2001
Cdn. dollar	**0.636**	0.628
Aust. dollar	**0.561**	0.510
Euro	**1.050**	0.892

During the year, the Australian dollar and the Euro appreciated in value by 10.0 percent and 17.7 percent respectively in relation to the US dollar. These upward movements increased shareholders' equity by approximately $1.5 million and, at the end of the year, the foreign currency translation adjustment was approximately $4.7 million compared with $6.2 million at the end of 2001. Shareholders' equity or book value increased by $4.1 million during 2002 in spite of the additional reserve for the Reliance liquidation. *(Chart G)*

CHART G
Shareholders' Equity
(thousands of US$)


41.2
45.4
47.8
48.9
53.0
1998
1999
2000
2001
2002

SHARE PERFORMANCE

Following the five for one share split in January 2002, the share price increased from $12.13 to $12.65. This $0.52 increase consisted of the following factors:

Net income for the year	$ 0.33
Dividends	(0.10)
Foreign currency translation adjustment	0.29
Decrease in five year average earnings	(0.02)
Increase attributable to fair market valuation of land and buildings	0.02
Increase in share price	$ 0.52

MARKETS AND CLIENTS

The chart to the right indicates the approximate makeup of revenue for 2002 by the ten market sectors within Golder Associates.


Finance, Insurance, Real Estate, Legal
Agriculture & Forestry
Land Development
Manufacturing
Mining
Oil and Gas
Power
Transportation
Water Resources
Waste Management
5%
2%
12%
12%
17%
17%
8%
8%
6%
13%

Not all sectors operate in every operating company, but where they do, they may be divided into those that operate at a:

→ **Global** level—seeking to leverage global companies within the sector, they typically have global conference calls as well as regional calls, there are global market sector leaders (GMSLs) in place as well as regional market sector leaders (MSLs) in most regions, etc;

→ **Regional** level—largely working for companies which operate within an operating region, they may have regional conference calls, market sector leaders at a regional level (MSLs), where appropriate;

→ **Local** level—largely working for companies which operate at the local level, no regional market sector leaders, largely operate from within disciplines.

Following is a list of the sectors as they work in each of these categories:

Global	**Regional**	**Local**
FIRL	Transportation	Land Development
Mining	Water Resources	Agriculture & Forestry (sometimes two individual sectors)
Manufacturing		
Oil & Gas		
Power		
Waste Management		

Revenue in the FIRL (Finance, Insurance, Real Estate and Legal), Transportation and Water Resources sectors was collected at a global level for the first time during 2002. Revenue in the global sectors constituted over 60 percent of our revenue in 2002, with the percentage of revenue continuing to grow in the Oil and Gas sector, as well as Land Development and Waste Management.

During 2002, we continued to reinforce our focus on key clients. Client interviews and feedback sessions were carried out with our key clients in all regions. This feedback provided very valuable information as to how well we are serving our clients, while also identifying areas where we can strengthen our relationships and serve them in other areas. Fifteen global Client Service Teams (CSTs) were actively working by year-end to increase our services to selected major clients in each of the global sectors.

To better coordinate sector activities throughout the company, several sectors initiated monthly and quarterly conference calls, while others held meetings, which coincided with relevant tradeshows and conferences. The first global meeting of the Oil & Gas market sector was held in Houston in May, while the first meeting of the Waste sector was held in Atlanta in October. In addition, a meeting devoted to raising our profile in Tunnelling was held in Toronto, also in October.

Within the various sectors, several high profile and important Golder projects were undertaken during 2002. The following pages highlight just a few of the most significant projects each of the global and regional sectors worked on over the past year.

FIRL



BUNGE Corporate Due Diligence Review, Brazil Golder conducted a due diligence review of BUNGE Corporation, including the Fertilizers and the Food Divisions in several states of Brazil, according to the Financial Accounting Standard Board Statement No. 143. The review involved Golder personnel from Brazil, Canada and Sweden and assessed approximately 160 operational units.

Environmental Liability Assessments, U.S.A., Canada and Mexico The subsidiary of a European based corporation retained Golder to assess environmental liabilities at over 100 different sites of a company with operations in Canada, Mexico and the U.S.A. for a potential bid to purchase the company. The project was managed by the Buffalo office, with the Project Director and financial environmental liability modeling from Atlanta. St. Louis and Ottawa coordinated field activities and Toronto managed data-room and document processing. Unique aspects of the project included a GMS project website, the copying, digitizing, indexing and issuance of over 250,000 pages, twelve 14-CD sets of data-room information in less than 36 hours and 59 site visits in 15 business days.



GE Capital Due Diligence Review, Europe On behalf of GE Capital, Golder conducted a due diligence review of 200 sites with very mixed operations (light industrial, warehousing, health care, hotel, residential, schools and retail). The assets were located in Sweden, Finland, Norway, United Kingdom, the Netherlands and Switzerland. The project was managed through GAE and involved personnel from Europe with document and production support from Canada and Australia.



Manufacturing

Veterans Administration Medical Center Demolition, Allen Park, Michigan, U.S.A. In 1937, Henry Ford donated a 6-acre parcel to the VA for the construction of a 600-room medical complex comprised of 27 buildings, including two 12-story towers. In 1996, the VA closed the facility and Ford inherited the property as part of the original land contract. From 2000 through the current date, Golder has provided environmental and project management services, including pre-demolition environmental support and specification development, third party oversight of the site work, construction quality assurance, and general in-house project assistance. The site work began in August 2002 and is scheduled for completion in June 2003.



Saputo: Remediation of Subsurface Hydrocarbon Impacts, Alberta, Canada In 2002, GAL conducted supplemental Phase II work at an operating milk plant to delineate the extent of on and off-site free-phase gasoline and impacted soil and groundwater caused by previously leaking USTs. Following an in-depth evaluation process, the selected remedial strategy included off-site excavation and in-situ treatment using a Vacuum Enhanced Recovery (VER) system for on-site impacts. Off-site remediation included excavation of contaminated soil to a depth of 7m on the adjacent street and industrial property. On-site remediation included the installation of approximately 60 recovery wells and a custom-designed and fully automated VER system with remote-monitoring capabilities and a catalytic oxidation unit for air treatment.



Confidential Client, Belleville, Ontario, Canada This investigation and remediation program has addressed a former disposal pit used historically for the placement of spent solvents, plating wastes, and paint sludges. The area of the former disposal pit was impacted by chlorinated solvents, PCBs and metals at concentrations exceeding Ontario Ministry of the Environment (MOE) Guidelines. Golder carried out a subsurface investigation to assess the extent of impact in soil and groundwater in the area of the disposal pit. Approximately 30,000 tonnes of material was excavated and segregated for off-site disposal under the most cost-effective waste classification. Following completion of the excavation, in-situ chemical oxidation using potassium permanganate was applied to address any residual soil and contamination remaining in place. Initial data suggest a reduction in the TCE concentration in groundwater by over three orders of magnitude relative to initial conditions.



Mining

De Beers, Snap Lake, Underground Diamond Mine De Beers Canada Mining Inc. has applied to develop Canada's first underground diamond mine situated under Snap Lake in Canada's Northwest Territory. Golder started working on the project in 1999 with the initiation of baseline environmental surveys. The scope of the project grew to involve scientists and engineers from more than seven GAL and GAI offices. The environmental assessment was submitted to regulators in February 2002. Public hearings were held at the end of April 2003, and environmental assessment approval and water licence hearings are expected later in the year.



Photo by De Beers Canada Mining



***Caballococha* Lake, Subaqueous Tailings Disposal, Peru** Golder Associates was retained by Compañía Minera Raura S.A. (CMRSA) to carry out the tailings site selection study, detailed design for the selected option and the environmental impact assessment. Caballococha Lake was selected for subaqueous tailings disposal.

The CMRSA Plant is located upstream of Caballococha Lake, in the Central Peruvian Andes (Elev. 4573 masl). The average daily milling rate is 2000 t/day producing copper, lead and zinc. The Caballococha Lake has been impacted in the past by surface tailings disposal and plant effluent.

Alpamarca Tailings Dam, Design and Quality Control/Assurance Golder Associates was retained to validate the site, conduct subsurface investigations and carry out the detail design of a new dam to impound gold tailings. The initial mandate also involved the design and construction of two check dams upstream of the main tailings dam to help in reducing a potential debris flow impact on the tailings basin and two tunnels driven in rock for watershed diversion and an emergency spillway. A recent intermediate raise of the second phase has taken the tailings dam to 107m high and after the second phase is completed it will reach 135m high.



Oil & Gas

Environmental Impact Assessment and Geotechnical Engineering for Camisea Project LNG Facility, Hunt Oil Company of Peru Golder Associates carried out comprehensive onshore geotechnical investigations, offshore geophysical surveys as well as environmental and socioeconomic impact assessements for the Camisea project LNG processing and export facility. Amongst other challenges, the site is in an extremely active seismic coastal zone in Central Peru. Staff from at least six Golder offices in North and South America have been involved in this project which will be the first LNG facility in South America.



Environmental Services and Remediation for Petrol Stations in Italy About 2 years ago, Golder won a contract from Esso Italiana for environmental services for site characterization and remediation of their retail gas stations throughout Italy. So far, 150 sites have been investigated and remedial systems, approved by the regulatory authorities, have been installed at 15 locations. Remedial methods include pump and treat, soil vapor extraction and air sparging. Information management plays a key role in providing a high level of services for long term environmental management contracts of this nature.



Shell Jackpine Mine, Phase 1 Golder was responsible for the management and completion of the Environmental Impact Assessment (EIA) required for Jackpine Mine—Phase 1. The Phase 1 development area is in the area south of the Muskeg River and east of Jackpine Creek, approximately 60 km (by air) north of Fort McMurray. Most of the components of the EIA were written by Golder along with a number of supporting documents created for the project, such as baseline reports for the various components (terrestrial, aquatic, etc.). Golder was also heavily involved in responding to the supplemental questions generated from the EIA, and is currently providing support for the expected hearing for approval of the project.



Power



Radwaste Analyses for BfS, Germany Golder was engaged in probabilistic performance analysis of radwaste repositories for BfS, the public body responsible for radwaste repositories. The subjects include: scenario probability, especially for earth science and geotechnical issues, and emphasizing ice age scenarios for various host rocks; site characterization strategies to define input parameter probabilities; and an alternative technique for sensitivity analysis of model output. GoldSim will be used as part of the work, with Golder project collaboration from the U.S.A. and the UK.

We have also continued to advise the supervisory part of BfS concerning the proposals prepared for the stabilization of part of the existing radwaste repository in an old salt mine at Morsleben. The work has involved consideration of geomechanical and construction (backfill) issues, potential conventional groundwater contamination and compatibility with long term safety analyses.

Comprehensive Environmental and Engineering Services, Shady Hills Energy Park, Florida, USA Golder was initially retained to determine if this site was suitable to develop a 510 MW gas-fired peaking power facility. Once feasibility was determined, Golder acquired all federal, state and local air, water and land permits to construct and operate the facility. Golder conducted civil engineering and extensive geotechnical engineering investigations for the plant site and access roads. Environmental compliance during construction was undertaken and Golder assisted with start-up and initial compliance during operations. Specific post-construction activities include as-built drawings for the storm water management system, development of Spill Prevention and Facility Response Plans, and ongoing monitoring and reporting.

District Heating Project, Turin, Italy The City of Turin is developing one of the largest district heating networks in Italy that will be connected to an 800 MW Combined Cycle Gas Turbine power plant under construction. A key element of the network is the power plant where the boilers that provide the peak thermal integration to the network are located. During the environmental investigations related to the design phase, evidence of soil and groundwater contamination emerged on the site designated for the construction of the plant. Golder Associates was retained by AEM, the local utility in charge of the project, to identify suitable alternative sites within a portion of the urban area. Golder designed a GIS tool that integrated the technical, environmental and social components relevant to the project and was able to identify a number of alternative sites in a cost effective, transparent and defensible way.

Transportation

The Sea to Sky Highway is the only road access from Vancouver to some of the best skiing in the world at Whistler and Blackcomb Mountains. Widening the highway and making operational improvements is an essential component of Vancouver's bid to host the 2010 Winter Olympic Games. In 2002 the B.C. Ministry of Transportation retained Golder Associates to undertake preliminary geotechnical assessments of a number of sections of the highway. The assignments were to determine the most practical and cost effective options for completing the highway upgrades along this very challenging mountainous route.



Subway System, Seoul, South Korea Golder Associates provided additional geotechnical analyses and a design review to Daewoo Consulting Co., for a new section of the Seoul, South Korea subway system. The project included a section of subway tunnel as well as two stations. One of the stations is located beneath an urban thoroughfare and underground shopping centre. A quantitative risk assessment was also undertaken for the project.



Cost and Schedule Uncertainty Analyses on Mega Transportation Projects for Washington State Department of Transportation (WSDOT), Washington, U.S.A. Golder Associates was a key part of a team that provided probabilistic analyses to validate cost and schedule estimates of numerous proposed mega-highway projects (worth collectively about US $30 billion) in Washington State. For each project, this included a workshop to develop a project flow chart and assess both "base" activity costs and durations (assuming no problems occur) and "risks" (potential additional activity costs and delays, considering the possibility of problems occurring and their impacts). The results greatly improved WSDOT's credibility with the public and in the media.



Waste Management



Landfill Gas System, City of Brockville, Ontario, Canada Golder Associates Ltd. was awarded a design build contract by the City of Brockville for the permanent LFG collection piping and LFG abstraction plant (flare station) for the landfill. Located in the City of Brockville, the landfill, with a volume of 7 million tonnes and 10 ha, was decommissioned in 2002.



Landfill Design and Construction, ONYXPWM Environmental Services Limited, Guangzhou, China Golder Associates (HK) Limited was retained by ONYX-PWM Environmental Services Limited (formerly Pacific Waste Management Ltd.), for the design and construction supervision of the Xingfeng Landfill in Guangzhou, China. Located approximately 35 kilometers northeast of the City of Guangzhou, the Xingfeng Landfill, with a total volume of 20 million cubic metres and a service period of 22 years, will be the first landfill in China designed to an international standard.

Bioreactor Landfill, Lafleche Environmental, Moose Creek, Ontario, Canada Located outside of the National Capital Region of Canada, Golder Associates was retained by Lafleche Environmental to carry out landfill design and construction, bioreactor design, landfill gas management, and leachate management of this 4 million tonne, 66 ha facility.



Water Resources

Ahtanum Creek Watershed and Water Storage Assessment, Yakima County, Washington In this phased project Golder initially evaluated a range of methodologies that could be used to assess the watershed in three technical areas: hydrology/ geomorphology, fisheries/ecology and land use/agriculture. This included a hydrologic and economic assessment of water stored by the proposed 25,000 acre-foot Pine Hollow Reservoir. Phase 2 included field work and additional technical analysis using selected methodologies. The objective of Phase 2 is to establish an environmental baseline and water needs assessment for which management alternatives can be identified. Phase 3 will include an assessment of management alternatives, and documentation of the project in a format that will be compatible with a future environmental impact statement. The work is being done for a multi-stakeholder technical advisory group that was formed to guide the watershed assessment for the basin.

Bear Creek Reservoir Project, Jackson County, Georgia Bear Creek Reservoir was recently dedicated and opened for service to Barrow, Oconee, Jackson and Clarke counties. Golder provided geotechnical investigations, laboratory testing, engineering analyses, design services and construction monitoring services for the reservoir with a capacity of 4.8 billion gallons of water and impounded by a 90 foot high and 950 foot long earth fill dam. As a result of the joint effort, the four counties can accommodate growth for decades to come with a new water supply source, a 505-acre reservoir and a treatment plant with a capacity of 45 million gallons of water a day. Population in the four-county area served by the reservoir grew 30 percent from 1990 to 2000, ahead of Georgia's population growth of 26 percent during the same period.



Development of a Decision Support System and Computer Models for Flood and Waterlogging Control, Sihu Basin, Hubei Province, China Golder Associates Ltd. is currently working with the Mikuniya Corporation from Japan to provide continuing technical assistance for the Sihu subproject as part of the Yangtze Basin Water Resources Project funded by the World Bank. The objective of the Sihu project is to develop an integrated, computerized Decision Support System for water resources management, flood forecasting and control, and waterlogging protection in the Sihu basin. A complex water management system was constructed to protect against flooding and waterlogging in the low-lying basin with an area of 10,375 km2.



Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
As of December 31, 2002

thousands of U.S. dollars	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,884	$ 5,432
Marketable securities (note 2)	5,666	6,398
Accounts receivable – trade	50,994	46,276
Work in progress	23,834	21,299
Income taxes recoverable	600	1,024
Prepaid expenses	3,188	2,250
	89,166	82,679
Investments in and Advances to Other Companies (note 3)	1,371	1,152
Capital Assets (note 4)	20,441	18,381
Other Assets:		
Future income tax assets	3,709	2,641
Loans receivable from shareholders (note 6)	4,186	4,579
Life insurance, at net value	2,051	1,994
Goodwill and other intangible assets	2,215	1,292
	12,161	10,506
Total Assets	$ 123,139	$ 112,718
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Bank indebtedness (note 7)	$ 10,621	$ 9,200
Accounts payable and accrued liabilities	48,318	43,120
Dividends payable	507	495
Future income tax liabilities	2,386	2,895
Current portion of long-term debt (note 8)	2,473	2,836
	64,305	58,546
Long-Term Debt (note 8)	5,558	5,258
Non-Controlling Interest	237	31
Total Liabilities	70,100	63,835
Shareholders' Equity:		
Capital stock (note 9)	9,776	8,260
Retained earnings	47,953	46,780
	57,729	55,040
Foreign currency translation adjustment	(4,690)	(6,157)
Total Shareholders' Equity	53,039	48,883
Total Liabilities and Shareholders' Equity	$ 123,139	$ 112,718

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2002

thousands of U.S. dollars	2002	2001
Gross Revenues	$ 257,667	$ 231,365
Less subcontract and other direct costs	75,166	66,478
Net Revenues	182,501	164,887
Direct Labor	59,510	54,585
Net Project Income	122,991	110,302
Selling, General and Administrative Expenses	117,017	100,308
Operating Income	5,974	9,994
Other Income (Expense)		
Investment and other income	604	919
Interest expense	(1,197)	(1,392)
Non-controlling interest	2	(11)
Amortization of goodwill and other intangible assets	(188)	(126)
Gain (loss) on foreign exchange	(249)	324
Gain on sale of land and buildings	1,522	–
Provision for Reliance liquidation (note 13)	(3,527)	(3,979)
Total Other Income (Expense)	(3,033)	(4,265)
Income Before Income Taxes	2,941	5,729
Income taxes – current	2,824	3,240
– future	(1,563)	(762)
Total Income Taxes (note 5)	1,261	2,478
Net Income for the Year	1,680	3,251
Retained Earnings, Beginning of Year	46,780	44,024
Dividends	(507)	(495)
Retained Earnings, End of Year	$ 47,953	$ 46,780

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2002

thousands of U.S. dollars	2002	2001
Cash Provided by (Used in):		
Operating Activities:		
Net income for the year	$ 1,680	$ 3,251
Items not affecting cash flow:		
Amortization of capital assets	4,719	3,692
Amortization of goodwill and other intangible assets	188	126
Gain on sale of land and buildings	(1,522)	–
Future income taxes	(1,563)	(762)
Other	225	169
	3,727	6,476
Change in non-cash working capital items related to operations (note 10)	(1,332)	(304)
	2,395	6,172
Investing Activities:		
Decrease in loans receivable from shareholders	393	101
Business acquisition (note 10)	(852)	(959)
Repayments from other companies	–	315
(Increase) decrease in investments in other companies	(139)	200
Purchase of land and buildings	–	(1,482)
Proceeds from the sale of land and buildings	(4,239)	–
Purchase of other capital assets	(8,448)	(4,889)
	(4,807)	(6,714)
Financing Activities:		
Long-term debt issued	5,145	4,123
Repayment of long-term debt	(5,245)	(1,281)
Issue of shares (note 9)	565	–
Dividends paid	(495)	(495)
Net change in bank indebtedness	1,421	(1,368)
	1,391	(3,715)
Effect of Exchange Rate Changes on Cash	473	(1,549)
Change in Cash and Cash Equivalents	(548)	1,624
Cash and Cash Equivalents, Beginning of Year	5,432	3,808
Cash and Cash Equivalents, End of Year	$ 4,884	$ 5,432

Cash and Cash Equivalents consist of:		
Cash	4,703	5,254
Short term investments	181	178
	$ 4,884	$ 5,432

See accompanying notes to consolidated financial statements.

Auditors' Report

TO THE SHAREHOLDERS OF ENTERRA HOLDINGS LTD.:

We have audited the consolidated balance sheet of **Enterra Holdings Ltd.** as at December 31, 2002 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

March 21, 2003 Chartered Accountants

Notes to Consolidated Financial Statements

Year ended December 31, 2002

thousands of U.S. dollars

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Principles of consolidation

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of New Brunswick, Canada) and its controlled subsidiaries. Investments in other companies, disclosed in note 3, are accounted for under the equity method.

(b) Foreign currency translation

The accounts of the Company's self-sustaining non-U.S. operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity. The Company's non-U.S. integrated operations are not considered material and are therefore also translated using the current-rate method.

(c) Revenue recognition

Gross revenues for consulting services are recognized on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarized as follows:

	2002	2001
Consulting fees	$ 165,624	$ 149,189
Other project revenues including subcontracts	92,043	82,176
	$ 257,667	$ 231,365

(d) Marketable securities

Marketable securities are stated at the lower of amortized cost and market value. Premiums and discounts arising on acquisition are amortized over the terms to maturity of the securities.

(e) Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided substantially using the following basis and annual rates:

Asset	Basis	Rate
Buildings and parking areas	Declining balance	3-5%
Furniture and equipment	Declining balance	15-20%
Vehicles and computer equipment	Declining balance	30%
Leasehold improvements	Over terms of leases	

(f) Goodwill and other intangible assets

Goodwill is carried at cost less accumulated amortization and is being amortized against income on a straight-line basis over periods of fifteen and twenty years. The net carrying amount is reviewed regularly to determine whether there has been an impairment in value. Accumulated amortization to date is $1,021 (2001—$920).

Other intangible assets include a key client list which is carried at cost less accumulated amortization and is being amortized against income on a straight-line basis over ten years and non competition agreements which are being amortized against income on a straight-line basis over three years. Accumulated amortization to date is $100 (2001—$13).

(g) Cash and cash equivalents

Cash and cash equivalents consists of cash in the bank and a money market account.

(h) Income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(i) Employee future benefits

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

2. MARKETABLE SECURITIES:

The market value of marketable securities as at December 31, 2002 is $5,897 (2001—$6,508). Marketable securities totaling $1,150 (2001—$1,150) are held in escrow as security for a subsidiary's reinsurance contract. There were no claims outstanding under the reinsurance contract at December 31, 2002 and accordingly, the Company's subsidiary has requested a release of the marketable securities held in escrow.

3. INVESTMENT IN AND ADVANCES TO OTHER COMPANIES:

	Share Ownership	Total 2002	Consisting of Equity	Consisting of Advances	Total 2001
GlobalTox International Consultants, Inc.	30%	$ –	$ –	$ –	$ 53
Western Oilfield Environmental Services Ltd.	28%	–	–	–	155
Alpine Environmental	9%	390	390	–	–
PT Golder Geotech Utama	50%	21	69	(48)	80
50 Burwood Road Pty. Ltd.	33%	909	909	–	826
IMG Golder Corp.	49%	51	–	51	38
		$1,371	$1,368	$ 3	$ 1,152

During the year, the Company sold its investment in GlobalTox International Consultants, Inc. for $266 and recorded a gain on the sale of $172. In addition, the Company purchased an additional 32% ownership interest in Western Oilfield Environmental Services Ltd., resulting in a total ownership interest of 60%. Consequently, Western Oilfield Environmental Services Ltd. has been included in these consolidated financial statements. Western Oilfield Environmental Services Ltd. owns a 15% ownership interest in Alpine Environmental.

4. CAPITAL ASSETS:

	Cost	Accumulated Amortization	2002 Net Carrying Value	2001 Net Carrying Value
Land	$ 2,066	$ –	**$ 2,066**	$ 2,910
Buildings and parking areas	5,556	2,125	**3,431**	4,808
Furniture and equipment	15,173	9,839	**5,334**	3,924
Computer equipment	17,045	11,363	**5,682**	4,814
Vehicles	1,853	1,046	**807**	581
Leasehold improvements	4,975	1,854	**3,121**	1,344
	$ 46,668	$ 26,227	**$ 20,441**	$ 18,381

5. INCOME TAXES:

The Company's consolidated income tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes, for the following reasons:

	2002	2001
Expected combined Canadian federal and provincial income tax rate	**38.62%**	42.0%
Expected provision for income tax based on the above rate	**$ 1,136**	$ 2,406
Decrease in income tax resulting from: Losses recognized for tax purposes:		
Germany	**(26)**	(36)
United Kingdom	**(35)**	–
Sweden	–	(170)
	(61)	(206)
Withholding tax - United States	**25**	150
Other	**161**	128
Provision for income taxes	**$ 1,261**	$ 2,478

A subsidiary of the Company has operating losses of approximately $667 available to offset future taxable income. These losses may be carried forward indefinitely. The future benefit of these losses has not been recorded in these financial statements because management recognizes that there is no certainty that sufficient taxable income will be generated to utilize these losses.

6. LOANS RECEIVABLE FROM SHAREHOLDERS:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans are interest free and are repayable on a straight-line basis at 10% to 20% of the original loan principal per year and will be repaid in full no later than December 31, 2007.

7. BANK INDEBTEDNESS:

The Company has a revolving facility of approximately $22,000 with the Bank of Nova Scotia which is secured by a general assignment of book debts, a general security agreement over all present and future personal property and the guarantees of certain of the Company's subsidiaries. Funds may be advanced under this facility in Canadian dollars at the Bank's prime lending rate or in U.S. dollars at the Bank's U.S. dollar base rate in Canada or LIBOR plus 1%. At December 31, 2002, the Company had borrowed $9,015 (2001—$8,647) under this facility.

The remainder of the bank indebtedness amounting to $1,606 (2001—$553) consists of funds borrowed under bank overdraft facilities extended to various of the Company's subsidiaries. Total overdraft credit available to the Company's subsidiaries amounts to approximately $4,000 with variable interest rates ranging from 3.5% to 17.0% at December 31, 2002.

8. LONG-TERM DEBT:

	2002	2001
Notes payable, secured by liens on capital assets at interest rates of 7% to 14% with various maturity dates	**$ 4,408**	$ 2,052
Mortgages payable, secured by real estate, at interest rates of 6% to 7.75% with various repayment terms and maturing no later than November 2003	**1,691**	3,300
Mortgages payable, secured by real estate, at floating interest rates, with interest only repayment terms and maturing no later than December 2004	**–**	1,882
Non-revolving facility with the Bank of Nova Scotia repayable over 36 months with interest at the bank rate plus .25%	**1,932**	860
	8,031	8,094
Less portion included in current liabilities	**2,473**	2,836
	$ 5,558	$ 5,258

The above notes payable include CDN. $6,846 and Peruvian Sols 188 (2001—CDN. $3,237, HUF 2,480 and Chilean pesos 6,501). The above mortgages include CDN. $16 (2001—CDN. $2,415) and Australian $NIL (2001—$3,690). The above non-revolving facility includes CDN. $1,817 (2001—CDN. $1,370).

Repayment of long-term debt is scheduled as follows:

2003	$ 2,473
2004	2,029
2005	1,286
2006	513
2007	649
Thereafter	1,081
	$ 8,031

9. CAPITAL STOCK:

	2002	2001
Authorized:		
An unlimited number of shares without par value		
Issued:		
5,074,295 shares (2001—4,949,295 shares)	**$ 9,776**	$ 8,260

Effective August 1, 2002, the Company agreed to three year non competition agreements with certain employees of Golder Associates Africa (Pty) Limited and agreed to pay these employees the sum of $538 as consideration for signing these agreements. The Company subsequently issued 44,345 shares as payment for its obligations.

Effective November 1, 2002, the Company paid $636 cash and issued 34,050 shares representing a total consideration of $1,049 for all the issued and outstanding shares of Environmental Health Professionals Ltd.

During the year, the Company issued 46,605 shares for $565 cash.

10. CASH FLOW INFORMATION:

Change in non-cash working capital items related to operations

	2002	2001
Marketable securities	$ 732	$ (116)
Accounts receivable	(4,156)	(4,106)
Work in progress	(2,446)	(403)
Accounts payable and accrued liabilities	1,513	1,906
Provision for Reliance liquidation	3,527	3,979
Income taxes	414	(1,380)
Other	(916)	(184)
	$ (1,332)	$ (304)
Interest paid	$ 1,357	$ 1,409
Income taxes paid	$ 3,311	$ 4,770

Business acquisitions

The Company adopted the new Canadian accounting standard for business combinations effective July 1, 2001, on a prospective basis as required by the standard. This new standard requires that all arm's length business combinations be accounted for using the purchase method. The standard also introduced new rules regarding the allocation of the purchase price.

On November 1, 2002, the Company purchased 100% of the shares of Environmental Health Professionals Ltd., a consulting company providing environmental health and safety services, for the purchase price as shown below:

Cash consideration financed through the non-revolving loan facility with the Bank of Nova Scotia (note 8)	$ 636
Issue of shares	413
Total purchase price	$ 1,049
The purchase price was allocated as follows:	
Bank indebtedness	(216)
Non-cash working capital	505
Capital assets	111
Goodwill	519
Other intangible assets (note 1f)	130
	$ 1,049

This acquisition was accounted for using the purchase method, and the results of this operation have been included in these consolidated financial statements from the date of acquisition.

During the year, the Company formed a new subsidiary, Golder Associates Africa (Pty) Ltd., and invested cash of $902 in this subsidiary financed through the non-revolving loan facility with the Bank of Nova Scotia (note 8). Effective August 1, 2002, Golder Associates Africa (Pty) Ltd. acquired certain operating assets from an existing business for cash consideration of $660 and commenced business on that date. The balance of funds was used for working capital.

11. EMPLOYEE FUTURE BENEFITS:

The Company has defined contribution plans providing pension benefits to its employees. The defined contribution pension expense for the year ended December 31, 2002 was $3,733 (2001 — $3,314). The Company has an obligation to provide post-retirement health, dental and other benefits to its existing retirees, based on 70% of the cost of such benefits, until the age of 75. Certain active employees retiring in the years 2003 through 2004 are also eligible for these benefits, but the cost to the Company reduces from 70% to 25% depending on the year of retirement. The Company has accrued its best estimate of the cost of this plan.

12. COMMITMENTS:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate annual lease commitments as at December 31, 2002 are as follows:

2003	$ 6,047
2004	5,133
2005	3,955
2006	3,586
2007	2,538
Thereafter	4,683

13. CONTINGENCIES:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

Reliance Insurance Company (Reliance) provided primary professional liability and commercial general liability insurance coverage to several of the Company's subsidiaries during the period 1998 through September 6, 2000 at which time management elected to cancel this coverage with Reliance and rewrite this coverage with another carrier. On October 3, 2001, the Commonwealth of Pennsylvania placed Reliance in liquidation. As a result, management expects that it will be necessary for certain of the Company's subsidiaries to fund the applicable costs of defense and potential adverse settlements or judgments in connection with claims made during the policy period with Reliance. A provision of $3,979 was established in 2001, representing management's best estimate of the potential liability to the Company's subsidiaries at that time. During the year, legal fees and other costs with respect to the claims, amounting to $302, were charged against the provision. At December 31, 2002, management has determined that an additional provision amounting to $3,527 is required, based on its current evaluation of the ultimate liability resulting from the Reliance liquidation. The balance of the provision at December 31, 2002 is $7,204 (2001—$3,979). Management expects to continue to review the adequacy of this provision in the future and revise it if necessary.

14. FINANCIAL INSTRUMENTS:

Fair value

Other than investments in other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to the relatively short period to maturity. Based on estimated interest rates currently available to the Company for mortgages, equipment and notes payable with similar terms and maturities, the fair market value of such instruments approximates the book value. It is not practicable to determine the fair values of investment in other companies (note 3).

Credit risk

Due to the large base of customers, the management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $10,621 (see note 7) and long-term debt of $1,932 (see note 8).

15. SEGMENTED INFORMATION:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 106,041	$ 67,232	$ 9,493
United States	92,162	65,657	5,170
Asia Pacific	29,247	20,818	4,963
Europe	39,750	23,892	2,421
South America	10,195	4,902	609
Intercompany revenues	(19,728)	–	–
	$ 257,667	$ 182,501	$ 22,656

Consolidated Income by Segment

Year ended December 31, 2002

thousands of U.S. dollars	CONSULTING SERVICES										
	Canada	United States	Asia Pacific	Europe	South America	GAC	Property Rentals	Insurance Services	Enterra Holdings Ltd.	Eliminate Interco. Billings	TOTAL
Gross Revenues	**$106,041**	**$92,162**	**$29,247**	**$39,750**	**$10,195**					$(19,728)	**$257,667**
Less subcontract and other direct costs	38,809	26,505	8,429	15,858	5,293					(19,728)	75,166
Net Revenues	67,232	65,657	20,818	23,892	4,902						182,501
Direct Labor	22,344	22,448	6,635	6,705	1,378						59,510
Net Project Income	44,888	43,209	14,183	17,187	3,524						122,991
Selling, General and Administrative Expenses	42,953	43,026	12,885	15,359	3,028	83	456	256	29	(1,058)	117,017
Operating Income (Loss)	1,935	183	1,298	1,828	496	(83)	(456)	(256)	(29)	1,058	5,974
Other Income (Expense)											
Investment and other income	269	46	8	119	30	475	1,136	45	541	(2,065)	604
Interest expense	(757)	(136)	(25)	(159)	(38)	(492)	(227)	(3)	(367)	1,007	(1,197)
Non-controlling interest			2								2
Amortization of goodwill and other intangible assets	(18)	(53)				(117)					(188)
Gain (loss) on foreign exchange	(175)	(35)	(51)	1	(179)	207			(17)		(249)
Gain on sale of land and buildings							1,522				1,522
Provision for Reliance liquidation	(3,360)	(167)									(3,527)
Total Other Income (Expense)	(4,041)	(345)	(66)	(39)	(187)	73	2,431	42	157	(1,058)	(3,033)
Income (Loss) Before Income Taxes	**(2,106)**	**(162)**	**1,232**	**1,789**	**309**	**(10)**	**1,975**	**(214)**	**128**	**0**	**2,941**


ENTERRA HOLDINGS LTD. CANADA
PAIC–Prof Assoc Indemnity Corp Barbados
Golder Associates Corporation
EDL Edaphos Dev Ltd. Canada
EDI Edaphos Dev Inc. United States
AUSTERRA Austerra Holdings Pty. Australia
RECORA Recora Pty. Ltd. Australia
Asia Pacific
Golder Associates Pty. Ltd. Australia
Golder Associates (HK) Limited Hong Kong
BTG – Golder Company Ltd. Thailand
Golder Associates (PT Geotechnical + Environmental Services Indonesia) Indonesia
Golder Associates (Philippines) Inc. Philippines
Golder Associates (New Zealand) Ltd. New Zealand
Golder Associates Africa (Pty) Ltd. South Africa
Canada
Golder Associates Ltd.
Golder Paste Technology Ltd.
Golder Associates Innovative Applications (GAIA) Inc.
HydroQual Laboratories Ltd.
Western Oilfield Environmental Services Ltd.
Europe
Golder Associates (UK) Limited UK
Golder Associates AB Sweden
Golder Associates Oy Finland
Golder Associates s.r.l. Italy
Golder Associates GmbH Germany
Golder Associates (Hungary) Kft. Hungary
Golder Associates Global Iberica S.L. Spain
Golder Associates S. ARL France
Golder Associates Europe Ltd. UK
South America
Golder Associates S.A. Chile
Golder Associates Peru S.A. Peru
Golder Associates Brazil Ltda. Brazil
United States
Golder Associates Inc.
Golder Construction Services, Inc.

AS OF MAY 31, 2002

Corporate Information

AS OF MAY 31, 2003

ENTERRA HOLDINGS LTD.

OFFICERS

F.W. Firlotte
President

J.R. Schultz
Secretary and Treasurer

BOARD OF DIRECTORS

K. Been

M.L. Brown

W.F. Brumund

B.H. Conlin

F.W. Firlotte

R.A. Fraser

P. Jarre

W.M. Kellestine

G.S. McKeown

L.W. Shelley

C.F. Swindells

P.P. Swinick

S.R. Thompson

GOLDER ASSOCIATES CORPORATION

MANAGEMENT TEAM

F.W. Firlotte
President

J.M. Boyd
Vice President, Operations
Secretary

J.R. Busbridge
Regional Leader, South America

B.H. Conlin
President
Golder Associates Ltd.
Regional Leader, Canada

R.A. Fraser
Managing Director
Golder Associates (Pty) Ltd.
Regional Leader, Africa & Asia Pacific

P. Jarre
Managing Director
Golder Associates Europe Ltd.
Regional Leader, Europe

S.R. Thompson
President
Golder Associates Inc.
Regional Leader, U.S.A.

J.R. Schultz
Treasurer

BOARD OF DIRECTORS

J.M. Boyd

J.R. Busbridge

D.W. Reades

G.S. Webb

AUDITORS

Deloitte & Touche LLP
Toronto, Ontario, Canada

LEGAL COUNSEL

McCarthy Tétrault LLP
Toronto, Ontario, Canada

BANKERS

Bank of Nova Scotia
Toronto, Ontario, Canada
Atlanta, Georgia, U.S.A.